TBS International Limited Reports Quarter and Year Ended December 31, 2005 Financial Results

HAMILTON, BERMUDA - March 15, 2006 - TBS International Limited (NASDAQ: TBSI), an ocean transportation services company that offers worldwide shipping solutions through liner, parcel and bulk transportation services, announced today its financial and operating results for the fourth quarter and full year ended December 31, 2005.

Fourth Quarter 2005 Results:

For the fourth quarter ended December 31, 2005, total revenues were $67.6 million, an increase of 15.6% over the comparable quarter of the preceding year. Net income for the 2005 quarter was $11 million, an increase of 29.4% over the same period of 2004. EBITDA, which is a non-GAAP measure, was $19.8 million for the fourth quarter 2005, an increase of 43.5% over the same period in 2004. Please see later in this press release for a reconciliation of EBITDA to net income.

Earnings per share on a diluted basis for the fourth quarter 2005, calculated on 28,088,329 weighted average common shares outstanding, was $0.39.

An average of 35 vessels were operated during the fourth quarter of 2005 compared to 28 vessels during the fourth quarter of 2004.

The total revenues of $67.6 million during the fourth quarter 2005 include voyage revenues of $46.2 million, time charter revenues of $21.0 million and other revenues of $0.4 million.

Voyage revenues in the fourth quarter 2005 was $46.2 million, an increase of 16.4% over the $39.7 million in the fourth quarter of 2004. Average freight rates decreased 14.0% from $56.55 per ton in the 2004 quarter to $48.63 per ton in the 2005 quarter while tons of cargo carried increased by 249,000 tons or 35.5% from 702,000 tons in the 2004 quarter to 951,000 tons in the 2005 quarter.

Time charter revenue in the fourth quarter 2005 was $21.0 million, an 11.7% increase over the $18.8 million in fourth quarter 2004. The average daily time charter-out rate in the 2005 quarter was $15,317, a decrease of 19.7% compared to the average daily rate of $19,078 in the 2004 quarter.

Year Ended 2005 Results:

For the year ended December 31, 2005, total revenue was $248.0 million, an increase of 18.8% over 2004. Net income for 2005 was $53.3 million, an increase of 27.2% over 2004. EBITDA, which is a non-GAAP measure, was $80.1 million for 2005, an increase of 40.3% over 2004.

Earnings per share on a fully diluted basis for 2005, calculated on 24,310,909 weighted average common shares outstanding, was $1.97.

An average of 31 vessels were operated during 2005 compared to 25 vessels in 2004.

The total annual revenues of $248.0 million in 2005 include voyage revenues of $175.6 million, time charter revenues of $71.5 million and other revenues of $0.9 million.

Voyage revenue, which represented 70.8% of our total revenues in 2005, was $175.6 million, an increase of 11.3% from the $157.8 million in 2004. Excluding high-volume low freighted aggregates bulk cargo, average freight rates increased 7.2% from $52.79 per ton in 2004 to $56.58 per ton in 2005 while tons of cargo shipped increased by 255,000 tons or 9% from 2,837,000 tons in 2004 to 3,092,000 tons in 2005.

Time charter revenues, which represented 28.8% of our total revenues in 2005, were $71.5 million, a 41.0% increase over the $50.7 million in 2004. The average daily time charter-out rate in 2005 was $16,785 per day, a decrease of 8% compared to the average daily rate of $18,254 in 2004.

Voyage expenses, which include fuel, commissions, port call charges and stevedoring increased by 24.1% in 2005 from $60.7 million in 2004 to $75.3 million in 2005. The bulk of this increase is attributable to fuel expense and port call charges. Fuel expense increased by 52.2% from $18.4 million in 2004 to $28 million in 2005 reflecting a higher average price per metric ton (“MT”) from $ 220 per MT in 2004 to $ 300 per MT in 2005 and an increase in consumption given the higher number of vessels we operated in 2005. Port call expense increased by 22.3% from $13.9 million in 2004 to $17 million in 2005, reflecting the 873 port calls in 2005 as compared to 775 in 2004, resulting from the growth of our business and fleet in 2005 coupled with an increase in the average duration of port calls in 2005 compared to 2004.

Vessel expenses, which consist of operating expenses relating to owned vessels, such as crewing, stores, maintenance, insurance and drydocking, in addition to charter hire for ships we charter-in and the occasional space charter, decreased by 8.4% in 2005, from $79.3 million in 2004 to $72.6 million in 2005. This reflects the change in the composition of our fleet from an average of 15 owned and 10 chartered-in vessels in 2004 to an average of 26 owned and 5 chartered-in vessels in 2005.

General and administrative expenses increased from $7.3 million in 2004 to $17.6 million in 2005. This is primarily due to the acquisition of our service companies, Roymar and TBS Shipping, which required us to include their operating costs. It is also partly due to the compensation expenses incurred in connection with our initial public offering.

Interest expense increased by 82.4% from $5.1 million in 2004 to $9.3 million in 2005. This reflects the additional long-term borrowings of $95 million in 2005 to finance our fleet expansion during the year as well as an overall increase in interest rates.

Management Commentary:

Joseph E. Royce, Chairman and Chief Executive Officer and President stated: “We are pleased to report solid operational and financial results for the fourth quarter and the full year 2005, a pivotal year in the development of TBS International. On June 29, 2005, we concluded the offering of 7,000,000 common shares at $ 10 per share raising a total of $ 65.1 million after underwriting fees but before expenses and we became a publicly listed company, a step that we believe will enhance the growth prospects of our company.

Within 2005, we also expanded our controlled fleet, from 18 vessels at the beginning of the year to 31 vessels by the end of the year, comprising 24 vessels that we own and 7 that we charter-in with options to purchase. We also have a memorandum of agreement to acquire an additional multipurpose vessel expected to be delivered to us within the second quarter of 2006, thereby growing our controlled fleet to 32 vessels. We focus on multipurpose tweendeckers and handysize drybulk vessels.

TBS’s business model includes a mixture of tariff-based liner, parcel and bulk transportation services focusing on non-containerized cargoes. We focus on niche markets including trade routes, ports and cargoes that are not efficiently served by container and traditional dry bulk vessel operators. We are in the business of providing complete transportation solutions to our customers and in this respect we differ from traditional drybulk cargo companies.

We currently operate our vessels on five trade routes.
•	TBS Pacific Service operates eastbound and westbound liner and parcel services from East Asia to the West or North coasts of South America.
•	TBS Latin America Service operates sailings between the East and West coasts of South America.
•	TBS North America Service operates bulk and parcel cargo services between South America and North America.
•	TBS Ocean Carriers offers shipping solutions worldwide on a customer-by-customer basis including sailings between Brazil and the West coast of Africa.
•	TBS Middle East Carriers offers bulk service within the Middle East region from ports in the United Arab Emirates (UAE) to ports in Kuwait and Qatar (operating as of January 2006).

In 2005, we continued the execution of our long-term business growth strategy, which is to continue solidifying and expanding our franchise businesses while researching and developing new growth opportunities.

•
In 2005, keeping in line with our business strategy, we experienced an increase of cargo carried (excluding aggregates) by 9.0% as well as an increase of average freight rates per ton (excluding aggregates) by 7.2%. Strong economic growth in Latin American countries generated increased volume of imports and exports. Our established shipping routes from Latin America and our long-standing presence in Latin America through our affiliated service companies positioned us well to take advantage of the increased demand. We believe that today TBS transports a significant portion of the non-containerized break bulk, parcel and liner cargoes from Japan and Korea to the West coast and North coast of South America. There is significant growth in our transportation of steel and project exports from China to Latin America.

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We identified the steam coal import requirements of U.S. companies to meet growing demand for alternative sources of fuel as a significant growth opportunity for TBS. We have been aggressively pursuing contracts to transport coal from South America into the United States and in the fourth quarter of 2005 we fulfilled an initial contract to transport 250,000 tons of coal.

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We consider West Africa to be another promising growth opportunity for TBS and in 2006 we established a new joint venture shipping service from Argentina, Brazil and Venezuela to West Africa. This new service enables TBS to leverage its strong relations with existing South American exporters to the markets of West Africa.

We experienced significant declines in freight rates during the second half of 2005. Freight rates historically have been cyclical, and we do not anticipate that freight rates will increase in the near term. While we have maintained our market share and increased the amount of cargo carried, the cumulative effect of reduced freight rates, higher fuel costs and an increase in interest rates negatively impacted our results for the second half of 2005.

Ferdinand V. Lepere, Executive Vice President and Chief Financial Officer commented: “We believe that the key financial characteristics of TBS create a sustainable business model. Our revenue base is well balanced by cargoes, geographies and customers. Our policy to retain capital, coupled with moderate leverage; at the end of 2005, our net debt to capitalization ratio was 37% provides us with significant financial flexibility.”

Conference call and webcast:
Thursday, March 16, 2006 at 9:30 am EST, the Company’s management will host a conference call to discuss the results.

Conference call details:
Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1-800-591-6923 (from the U.S.) or 1-617-614-4907 (from outside the U.S.). Access Code: 80822198.

Webcast:
There will also be a live -and then archived- slides and audio webcast of the conference call on the Company's website www.tbsship.com, which can be accessed by clicking on the webcast link. As soon as practicable, the webcast and the corresponding slides will be archived and will also be accessible on the website.

Replay:
A telephonic replay of the conference call will be available from 11:30 a.m. eastern standard time on Thursday, March 16, 2006 until March 23, 2006 by dialing 1-888-286-8010 (from the U.S.) or 1-617-801-6888 (from outside the U.S.). Access Code: 29110918. A replay of the webcast will be available soon after the completion of the call.

TBS International Limited
Statement of Operations

	Three Months Ended December 31,
	2004	2005
Revenue
Voyage revenue	$39,654,987	$46,232,516
Time charter revenue	18,811,283	20,968,779
Other revenue	-	381,368
Total Revenue	58,466,270	67,582,663

Operating expenses
Voyage	16,662,584	21,429,354
Vessel	24,535,843	20,362,162
Depreciation and amortization of vessels
and other fixed assets	3,696,400	6,229,368
Management fees	1,275,244	-
General and administrative	2,181,268	6,127,076
Total Operating expenses	48,351,339	54,147,960
Income from operations	10,114,931	13,434,703

Other (expenses) and income
Interest expense	(1,711,596)	(2,693,222)
Interest and Other income	71,662	304,754
Total other (expenses) and income	(1,639,934)	(2,388,468)

Net (loss) income	8,474,996	11,046,235

Deemed preference dividends and accretion	-	-
Amount allocated to participating preferred shareholders	(2,824,999)	-
Net (loss) income available for common shareholders	$5,649,998	$11,046,235

Net (loss) income per common share
Basic	$0.53	$0.39
Diluted	$0.27	$0.39
Weighted average common shares outstanding
Basic (2) (3)	10,187,795	27,983,829
Diluted (2) (3)	20,385,775	28,088,329

FOURTH QUARTER 2005 OPERATING STATISTICS

Please find below TBS’s operating data for the fourth quarters ended December 31, 2004 and 2005.
	Fourth Quarter Ended December 31,
	2004	2005
Other Operating Data:
Controlled vessels (at quarter end) (4)	18	31
Chartered vessels (at quarter end) (5)	10	6
Voyage Days (6)	2,528	3,218
Vessel days (7)	2,607	3,357
Tons of cargo shipped (8)	702,124	950,734
Revenue per ton (9)	$56.55	$48.63
Tons of cargo shipped, excluding
aggregates (8)(10)	702,124	950,734
Revenue per ton, excluding
aggregates (9)(10)	$56.55	$48.63
Chartered -out days	986	1,369
Chartered -out rate per day	$19,078	$15,317

TBS International Limited
Statement of Operations

	Year Ended December 31,
	2003	2004	2005

Revenue
Voyage revenue	$119,528,501	$157,794,098	$175,595,810
Time charter revenue	23,625,003	50,745,653	71,455,764
Other revenue	192,579	266,802	979,644
Total revenue	143,346,083	208,806,553	248,031,218
Operating expenses
Voyage	52,453,794	60,691,623	75,291,117
Vessel	62,233,677	79,273,414	72,608,679
Depreciation and amortization of vessels
and other fixed assets	6,886,720	10,136,694	18,021,267
Management fees	3,864,828	4,413,909	2,624,391
General and administrative	6,463,242	7,347,046	17,617,690
Loss from sale of vessels, net (1)	9,904,907	-	-
Total operating expenses	141,807,168	161,862,686	186,163,144

Income from operations	1,538,915	46,943,867	61,868,074

Other (expenses) and income
Interest expense	(5,145,103)	(5,147,686)	(9,346,461)
Interest and other income	68,226	110,513	752,208
Gain on early extinguishment of debt	2,373,490	-	-
Deemed preference dividends and accretion	(829,703)	-	-
Total other expenses, net	(3,533,090)	(5,037,173)	(8,594,253)

Net (loss) income	(1,994,175)	41,906,694	53,273,821

Deemed preference dividends and accretion	(796,827)	-	-
Amount allocated to participating preferred shareholders	-	(11,497,264)	(5,461,345)

Net (loss) income available for common shareholders	$(2,791,002)	$30,409,430	$47,812,476

Earnings per share
Net income per common share
Basic	$(0.27)	$2.98	$2.19
Diluted	$(0.27)	$1.49	$1.97
Weighted average common shares outstanding
Basic (2) (3)	10,187,795	10,187,795	21,870,160
Diluted (2) (3)	10,187,795	20,385,775	24,310,909

FULL YEAR 2005 OPERATING STATISTICS

Please find below TBS’s operating data for the full years ended December 31, 2003, 2204 and 2005.
	Year Ended December 31,
	2003	2004	2005
Other Operating Data:
Controlled vessels (at end of year) (4)	13	18	31
Chartered vessels (at end of year) (5)	11	10	6
Voyage Days (6)	9,033	8,892	10,885
Vessel days (7)	9,116	9,138	11,264
Tons of cargo shipped (8)	5,907	3,658	3,170
Revenue per ton (9)	$20.24	$43.13	$55.39
Tons of cargo shipped, excluding
aggregates (8)(10)	2,582	2,837	3,092
Revenue per ton, excluding
aggregates (9)(10)	$39.27	$52.79	$56.58
Chartered -out days	2,439	2,780	4,257
Chartered -out rate per day	$9,686	$18,254	$16,785

(1)
Represents the difference between the price paid to us and the book value of seven vessels that we sold in December 2003 and one vessel that we sold in October 2003. We used the proceeds from the December 2003 sale to repurchase outstanding senior secured debt relating to the sold vessels, on which we recorded a gain of $2.4 million.

(2)	Basic and diluted weighted average common shares for 2003 and 2004 reflect the 2.547 to 1 adjustment for the consolidation and redesignation of common shares made June 29, 2005.
(3)
Diluted weighted average common shares outstanding for 2005 includes 2,387,497 weighted average common shares issuable under the exercise of warrants and 53,252 weighted average common shares relating to the 100,000 restricted Class A common shares issued to our chief financial officer and 4,500 restricted Class A common shares issued to our independent directors. Diluted weighted average common shares outstanding for 2004 includes 10,197,980 common shares issuable on the exercise of exercisable warrants.

(4)	Controlled vessels are vessels that we own or charter-in with an option to purchase. As of December 31, 2005, seven vessels in our controlled fleet were chartered-in with an option to purchase.
(5)	Represents both vessels that we charter-in under short-term charters (less than one year at the start of the charter) and charter-in of vessels under long-term charters without an option to purchase
(6)	Represents the number of days controlled and time-chartered vessels were operated by us, excluding off-hire days.
(7)
Represents the number of days that relate to vessel expense for controlled and time-chartered vessels. Vessel expense relating to controlled vessels is based on a 365-day year. Vessel expense relating to chartered-in vessels is based on the actual number of days we operated the vessel, excluding off-hire days.

(8)	In thousands.
(9)
Revenue per ton is a measurement unit for cargo carried that is dependent upon the weight of the cargo and has been calculated using number of tons on which revenue is calculated, excluding time charter revenue.

(10)
Aggregates represent high-volume, low-freighted cargo. Including aggregates, therefore, can overstate the amount of tons that we carry on a regular basis and reduce our revenue per ton. We no longer regularly carry aggregates and believe that the exclusion of aggregates better reflects our cargo shipped and revenue per ton data for our principal services.

BALANCE SHEET DATA

Please find below TBS’ selected Balance Sheet Data for the periods ended December 31, 2004 and December 31, 2005
	December 31,
	2004	2005
	(In thousands)
Balance Sheet Data:
Cash and cash equivalents	$21,674	$27,158
Working capital	9,566	(5,055)	(1)
Total assets	157,159	342,442
Long-term debt, including current portion	38,511	105,737
Obligations under capital leases, including current portion	34,642	24,703
Total shareholders' equity	61,959	177,789

(1)
At December 31, 2005, we had negative working capital of $5.1 million, due primarily to the timing of our last two vessel acquisitions. It is our practice to fund vessel acquisitions through working capital, which we subsequently replenish with long-term debt secured by a mortgage for typically 60% of the vessel cost. The vessels Nyack Princess and Sioux Maiden that were purchased in early November of 2005, for $10.0 million and $17.5 million, respectively, were funded solely with our working capital. We anticipate having positive working capital by the first quarter of 2006.

EBITDA RECONCILIATION

Please find below TBS’ EBITDA reconciliation for the three months ended December 31, 2004 and 2005 and for twelve months ended December 31, 2005 and 2004

	Three Months Ended		Twelve Months Ended
	December 31,		December 31,
	2004	2005	2004	2005

EBITDA Reconciliation) (In millions):
Net Income	$8.5	$11.0	$41.9	$53.3
Net interest expense	1.6	2.6	5.1	8.8
Depreciation	3.7	6.2	10.1	18.0
EBITDA	$13.8	$19.8	$57.1	$80.1

EBITDA represents net income plus net interest expense, income tax expense, depreciation and amortization. EBITDA is included because it is used by management and certain investors as a measure of operating performance. EBITDA is used by analysts in the shipping industry as a common performance measure to compare results across peers. Our management uses EBITDA as a performance measure in consolidating monthly internal financial statements and it is presented for review at our board meetings. EBITDA is also used by our lenders in certain loan covenants. For these reasons, we believe that EBITDA is a useful measure to present to our investors. EBITDA is not an item recognized by U.S. GAAP and should not be considered as an alternative to net income, operating income or any other indicator of a company's operating performance required by U.S. GAAP. EBITDA is not a source of liquidity or cash flows as shown in our consolidated statement of cash flows. The definition of EBITDA used here may not be comparable.

Forward Looking Statements “Safe Harbor” Statement under the Private Securities Litigation Reform Act of 1995
This press release contains forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on management's current expectations and observations.

Included among the factors that, in the company's view, could cause actual results to differ materially from the forward looking statements contained in this press release are the following:
•	changes in demand;
•	a material decline or prolonged weakness in rates in the shipping market;
•
changes in rules and regulations applicable to the shipping industry, including, without limitation, legislation adopted by international organizations such as the International Maritime Organization and the European Union or by individual countries;

•	actions taken by regulatory authorities;
•	changes in trading patterns significantly impacting overall vessel tonnage requirements;
•	changes in the typical seasonal variations in charter rates;
•
increases in costs including without limitation: changes in production of or demand for oil and petroleum products, generally or in particular regions; crew wages, insurance, provisions, repairs and maintenance;

•	changes in general domestic and international political conditions;
•
changes in the condition of the company's vessels or applicable maintenance or regulatory standards (which may affect, among other things, the company's anticipated drydocking or maintenance and repair costs); and

•
other factors listed from time to time in the company's filings with the Securities and Exchange Commission, including, without limitation, its Quarterly Report on Form 10-Q for the period ended September 30, 2005 and its subsequent reports on Form 10-Q and Form 8-K.

About TBS International Limited

TBS is an ocean transportation services company that offers worldwide shipping solutions through liner, parcel, bulk and vessel chartering services. TBS has developed its business around key trade routes between Latin America and China, Japan and South Korea, as well as select ports in North America, Africa and the Caribbean. TBS provides frequent regularly scheduled voyages in its network, as well as cargo scheduling, loading and discharge for its customers.

Visit our website at www.tbsship.com

For more information, please contact:

Company Contact:
Ferdinand V. Lepere
Executive Vice President and Chief Financial Officer
TBS International Limited
Tel. 914-961-1000
 InvestorRequest@tbsship.com

Investor Relations / Media:
Nicolas Bornozis
Capital Link, Inc. New York
Tel. 212-661-7566
E-mail: nbornozis@capitallink.com